Exhibit 4(b)(ii).17

Summary Translation of Amendment No. 13 (“Amendment No. 13”) to the GSM Interconnection Agreement (the “Interconnection Agreement”) Between EuroTel Bratislava, a.s. (“EuroTel”) and Slovenské telekomunikácie, a.s. (“Slovak Telecom”).

Amendment No. 13 to the Interconnection Agreement was entered into on December 20, 2002 and takes effect as of January 1, 2003. Amendment No. 13 extends the term of the Interconnection Agreement through December 31, 2003 and modifies the provisions of the Interconnection Agreement with respect to the routing of both national and international calls between the networks of EuroTel and Slovak Telecom.

Under Amendment No. 13, the prices for domestic interconnection between the networks of EuroTel and Slovak Telecom remained unchanged for 2003, as compared to those effective in 2002. The prices paid to us for international calls terminating on our network were increased. In addition, calls to so-called “called party pays” or “green numbers” assigned to Slovak Telecom that were previously routed through our network entirely at our expense, were added to the category of calls for which we are paid by Slovak Telecom under Amendment No. 13.

Amendment No. 13 also changed the modalities governing the routing of calls originating on our network to the networks of international operators outside the Slovak Republic through Slovak Telecom’s network. Under Amendment No. 13, we have been able to negotiate increased flexibility in how we route international calls through Slovak Telecom fixed-line network.

In addition, prices for the routing of international traffic under Amendment No. 13 have been modified in our favor, in all material respects. Amendment No. 13 also creates a mechanism, under which Slovak Telecom is required to inform us of any potential price adjustments, enabling us to seek another provider of international calls, should Slovak Telecom raise its prices.

The initial set of prices for international traffic routing under Amendment No. 13 will be effective through March 31, 2003. Thereafter, on a month-by-month basis, Slovak Telecom will be permitted to set new prices and, based on which, we will choose whether to continue routing our international traffic through Slovak Telecom’s network or to switch to one or more other operators. Conversely, we are permitted to make monthly price adjustments for international calls routed through our network and Slovak Telecom will use its best efforts to meet our price demands.

Amendment No. 13 extends the term of the Interconnection Agreement through December 31, 2003, by which date we have agreed to either conclude a new interconnection agreement or extend the term of the existing Interconnection Agreement through the end of 2004. If we fail to agreed on the terms of a new interconnection agreement, the current Interconnection Agreement will survive until June 30, 2004.

Amendment No. 13 also contains a number of governing principles that will apply to any new interconnection agreement we conclude in the future. For example, we have agreed with Slovak Telecom that no provision in any new interconnection agreement would require us to route a minimum amount of our international traffic through Slovak Telecom’s network or anyway limit the amount of international traffic we will be permitted to route through other fixed-line providers in the future. Pursuant to the terms of Amendment No. 13, any provisions of a new interconnection agreement that would run contrary to the aforementioned basic principals would be null and void ab initio.